Filed Pursuant to Rule 424(b)(3)
Registration No. 333-263251

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED MAY 4, 2022

This Prospectus Supplement No. 1 supplements and amends the prospectus dated May 4, 2022 (the “Prospectus”), covering the offering, issuance and sale of up to a maximum aggregate offering amount of $131,974,010 (the “Maximum Offering Amount”) of our ordinary shares, no par value (“Ordinary Shares”), that may be issued and sold under a sales agreement with Jefferies LLC (the “ATM Facility”).

Effective as of September 24, 2024, we have reduced the Maximum Offering Amount to $0 and no longer intend to sell our Ordinary Shares under the Prospectus unless we file a further prospectus supplement indicating an amount of shares proposed to be sold. As of the date of this prospectus supplement, 3,314,382 Ordinary Shares have been sold under the ATM Facility pursuant to the Prospectus, for aggregate gross proceeds of approximately $19.0 million, before deducting sales agent’s commissions.

You should read this prospectus supplement, together with additional information described under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” in the Prospectus carefully before you invest in our securities.

Investing in our securities involves a high degree of risk. Before making any investment in our securities, you should consider carefully the risks and uncertainties described in the section entitled “Risk Factors” beginning on page S-8 of the Prospectus.

The date of this prospectus supplement is September 24, 2024.